UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended:	September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:	___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VIEWBIX INC.

Full Name of Registrant

N/A

Former Name if Applicable

11 Derech Menachem Begin

Address of Principal Executive Office (Street and Number)

Ramat Gan, Israel 5268104

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As reported in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2022 (the “Initial 8-K”), on September 19, 2022, Viewbix Inc. (the “Company”) closed the transactions contemplated under that certain Agreement and Plan of Merger, dated December 6, 2021, with Gix Media Ltd. (“Gix Media”) and Vmedia Merger Sub Ltd. (the “Reorganization”). As a result of the Reorganization, the Company is in the process of preparing the financial information required under Item 9 of Form 8-K. The Company expects to file its Form 8-K/A no later than 71 days from the date the Initial 8-K was required to be filed, pursuant to Regulation S-X. The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 (the “Form 10-Q”), will be the first quarterly filing by the Company reflecting results of the combined entity on a post-Reorganization basis, with retrospective presentation of the combined financial information of the Company and Gix Media for all periods presented. Accordingly, the Company is unable to file, without unreasonable effort or expense, its Form 10-Q within the prescribed time period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Amihay Hadad	+972	9-774-1505
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
The Merger may result in a significant change in results of operations from the corresponding period for the last fiscal year. Until the financial statements referred to in Item (2) above are completed, a reasonable estimate of the results cannot be made
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Viewbix Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/s/ Amihay Hadad
Amihay Hadad
	Title:	Chief Executive Officer